ERA GROUP INC.
818 Town & Country Blvd., Suite 200
Houston, Texas 77024

October 10, 2012

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Era Group Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-175942
Ladies and Gentlemen:
In accordance with Rule 477 under the Securities Act of 1933 (the “Securities Act”), Era Group Inc. (the “Registrant”) hereby respectfully requests withdrawal of the above-referenced registration statement on Form S-1, as amended (the “Registration Statement”), together with all exhibits thereto, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.
          The Registrant has determined not to proceed at this time with the registration of its Class A common stock, par value $0.01 per share (the “Common Stock”), as contemplated by the Registration Statement because the board of directors of SEACOR Holdings Inc., the Registrant’s parent company, has determined, at this time, to pursue a spin-off of the Registrant by means of a distribution of all of the outstanding shares of Common Stock of the Registrant on a pro rata basis to the holders of common stock of SEACOR Holdings Inc. The Registrant confirms that no shares of the Common Stock have been or will be issued or sold pursuant to the Registration Statement.
          The Registrant reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act. The Registrant also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
     If you have any questions with respect to this request, please call Rod Miller, Esq. of Milbank, Tweed, Hadley & McCloy LLP, counsel to the Registrant at (212) 530-5022.

Sincerely,
ERA GROUP INC.

By:	/s/ PAUL L. ROBINSON
Name:	Paul L. Robinson
Title:	Vice President, Secretary and General Counsel

cc:	Rod Miller, Esq.
Milbank, Tweed, Hadley & McCloy LLP